UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                FOR JULY 26, 2002

                                 TOTAL FLEET S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                         Avenida Bernardo Monteiro, 1563

                            Funcionarios 30150 - 902

                      Belo Horizonte, Minas Gerais, Brazil

                     -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                    YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

TOTAL FLEET S.A.


1.Financial Statements Together with Report of Independent Public Accountants TOTAL FLEET S.A.- December 31, 2001 and 2000 - (Translation of the report originally issued in Portuguese.)

2.Minute of the Extraordinary General Meeting held on December 28, 2001

3.Minute of the Ordinary and  Extraordinary  General  Meeting held on April 30,
2002

Total Fleet S.A.

Financial Statements Together with
Report of Independent Public Accountants


December 31, 2001 and 2000

Report of Independent Public Accountants

(Translation of the report originally issued in Portuguese. See Note 17 to the financial statements.)


To the Management and Shareholders of

Total Fleet S.A.:


(1) We have audited the balance sheets of TOTAL FLEET S.A. (a Brazilian corporation) as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed;and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, the financial statements referred to in paragraph (1) above present fairly, in all material respects, the financial position of Total Fleet S.A. as of December 31, 2001 and 2000, and the results of its operations, the changes in shareholders' equity, and the changes in its financial position for the years then ended in accordance with accounting practices emanating from Brazilian corporate law and requirements of the CVM (Brazilian Securities Commission), as described in Note 2.

(4) We have also audited the supplementary information included in Note 16 and in the Attachment to the financial statements referring to the financial position of the Company as of December 31, 2001 and 2000,considering as current assets the portions of the operating vehicles to be sold within one year and as noncurrent assets the other portions. In our opinion, the adoption of this accounting practice better reflects the financial position of the Company as of those dates in accordance with accounting practices emanating from Brazilian corporate law.


Belo Horizonte, March 14, 2002

ARTHUR ANDERSEN S/C



Jose Carlos Amadi
Engagement Partner

                                TOTAL FLEET S.A.

                   BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)


                                   A S S E T S


                                                        2001           2000
                                                       ------         ------
CURRENT ASSETS:
    Cash and cash equivalents                           8,143         12,094
    Accounts receivable, net                           16,759         13,547
    Recoverable taxes                                   3,677              -
    Other                                                 325            342
                                                      -------       --------
                                                       28,904         25,983
                                                      -------       --------

NONCURRENT ASSETS:
    Accounts receivable                                   737              -
    Escrow deposits                                       629            395
    Deferred income and social contribution taxes         354            192
                                                      -------        -------
                                                        1,720            587
                                                      -------        -------

PERMANENT ASSETS:
    Property and equipment                            157,723        136,648
                                                      -------        -------
                         Total assets                 188,347        163,218
                                                      =======        =======


                     The accompanying notes are an integral
                          part of these balance sheets.

                                TOTAL FLEET S.A.

                   BALANCE SHEETS--DECEMBER 31, 2001 AND 2000

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)


                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                        2001           2000
                                                       ------         ------
CURRENT LIABILITIES:
    Loans and financing                                 4,812          4,240
    Suppliers                                           5,882          8,518
    Payroll and related charges                         1,302          1,176
    Income and social contribution taxes                    -          1,385
    Taxes payable                                         381            412
    Advances from customers                               139            470
    Other                                               2,646            963
                                                      -------        -------
                                                       15,162         17,164
                                                      -------        -------

LONG-TERM LIABILITIES:
    Reserve for contingencies                           1,262            492
    Advances from clients                                   -            409
    Other                                                 134            235
                                                      -------        -------
                                                        1,396          1,136
                                                      -------        -------

SHAREHOLDERS' EQUITY:
    Capital                                           123,060        112,180
    Legal reserve                                       3,727          1,787
    Retained earnings                                  45,002         30,951
                                                      -------        -------
                                                      171,789        144,918
                                                      -------        -------
         Total liabilities and shareholders' equity   188,347        163,218
                                                      =======        =======


                     The accompanying notes are an integral
                          part of these balance sheets.

                                TOTAL FLEET S.A.

                               STATEMENT OF INCOME

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

           (In thousands of Brazilian reais, except per share amounts)

                   (Translation of the original in Portuguese)


                                                               2001      2000
                                                              ------    ------

GROSS REVENUES FROM SERVICES AND SALES                       174,502   131,813
    Deductions from gross revenue                             (5,932)   (5,169)
                                                            --------   -------
           Net revenue                                       168,570   126,644

COST OF SERVICES AND SALES                                  (101,767)  (69,073)
                                                            --------   -------
           Gross profit                                       66,803    57,571
                                                            --------   -------

OPERATING EXPENSES:
    Advertising and selling                                   (9,501)   (7,223)
    General and administrative                                (4,157)   (4,134)
    Other operating expenses, net                               (409)        -
                                                            --------   -------
         Income from operations before financial effects      52,736    46,214
                                                            --------   -------

      Financial income                                         1,662       998
      Financial expenses                                      (1,502)   (1,007)
      Monetary variations, net                                     -         4
                                                            --------   -------
           Income from operations                             52,896    46,209

NONOPERATING INCOME (EXPENSES)                                     1       (69)
                                                            --------   -------
           Income before profit sharing, income and social
             contribution taxes                              52,897     46,140


EMPLOYEE PROFIT SHARING                                       (1,098)   (1,073)

INCOME AND SOCIAL CONTRIBUTION TAXES                         (13,008)  (15,139)
                                                             -------   -------
           Net income                                         38,791    29,928
                                                              ======    ======
           Earnings per share outstanding at yearend          R$0.35    R$0.27
                                                              ======    ======


                     The accompanying notes are an integral
                             part of this statement.


                                TOTAL FLEET S.A.

                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)

                                                              Legal       Retained
                                                   Capital    reserve     earnings      Total
                                                  --------    -------    ---------     -------
BALANCES  DECEMBER 31, 1999                        105,020        291        2,519     107,830
Capital increase in cash                             7,160          -            -       7,160
Net income                                               -          -       29,928      29,928
Allocation of income-
   Legal reserve                                         -      1,496       (1,496)          -
                                                   -------      -----      -------     -------
BALANCES  DECEMBER 31, 2000                        112,180      1,787       30,951     144,918
 Dividends paid - allocation of 2000 net income          -          -      (10,000)    (10,000)
Net income                                               -          -       38,791      38,791
Allocation of income-
    Legal reserve                                        -      1,940       (1,940)          -
    Interest on capital                                  -          -      (12,800)    (12,800)
Capital increase with interest on capital           10,880          -            -      10,880
                                                   -------      -----      -------     -------
BALANCES  DECEMBER 31, 2001                        123,060      3,727       45,002     171,789
                                                   =======      =====       ======     =======


                     The accompanying notes are an integral
                             part of this statement.



                                TOTAL FLEET S.A.

                   STATEMENT OF CHANGES IN FINANCIAL POSITION

                 FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

                        (In thousands of Brazilian reais)

                   (Translation of the original in Portuguese)

                                                                       2001         2000
                                                                      ------       ------
SOURCE OF FUNDS:
   From operations-
   Net income                                                         38,791       29,928
   Items not affecting working capital-
     Depreciation and amortization                                    39,491       30,614
     Reserve for contingencies and other long-term liabilities           681          293
     Recognition/Reversal of long-term tax credit, net                  (162)        (153)
     Disposals of property and equipment, net                         36,033       21,887
     Long-term monetary variations, net                                    -           10
                                                                     -------      -------
                                                                     114,834       82,579
   Other sources-
     Capital contributions, including interest on capital             10,880        7,160
     Increase in long-term liabilities, net                                -           21
     Transfer from other noncurrent to current assets                      -          114
     Transfer from other current to long-term liabilities                  -          235
                                                                     -------      -------
              Total sources                                          125,714       90,109
                                                                     -------      -------
USE OF FUNDS:
   Net increase in noncurrent assets                                     971          171
   Net decrease in long-term liabilities                                 421            -
   Additions to property and equipment                                96,599       79,218
   Dividends paid                                                     10,000            -
   Interest on capital                                                12,800            -
                                                                     -------      -------
              Total uses                                             120,791       79,389
                                                                     -------      -------
INCREASE IN WORKING CAPITAL                                            4,923       10,720
                                                                      ======       ======

INCREASE IN WORKING CAPITAL IS REPRESENTED BY:

Working capital at end of year
   Current assets                                                     28,904       25,983
   Current liabilities                                                15,162       17,164
                                                                     -------      -------
                                                                      13,742        8,819
Working capital at beginning of year                                   8,819       (1,901)
                                                                     -------      -------
INCREASE IN WORKING CAPITAL                                            4,923       10,720
                                                                      ======       ======


                     The accompanying notes are an integral
                             part of this statement.



                                TOTAL FLEET S.A.

                        NOTES TO THE FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 2001 AND 2000

       (In thousands of Brazilian reais, except when otherwise indicated)
       ------------------------------------------------------------------

                   (Translation of the original in Portuguese)



1. OPERATIONS

Total Fleet S.A. - "Total Fleet", formerly named Smart Fleet Management S.A., is a closely held corporation with headquarters in Belo Horizonte - State of Minas Gerais. The Company is a subsidiary of Localiza Rent a Car S.A. and started its activities on January 1, 1999, in the fleet management and rental segment.

As of December 31, 2001, the Company's fleet was composed of 12,300 (10,850 in 2000) vehicles. Total Fleet's operations are characterized by long-term contracts, ranging from 12 to 48 months. Contracts can be cancelled within 30 days advance notice and payment of charges equivalent to 30% to 50% of the contract remaining payments, depending on terms and renewal covenants.

Total Fleet offers maintenance and technical assistance services all around the country, through a network of outsourced service providers.

The Company shares the administrative and advertising structure of Localiza, as well as the intermediation of purchase and sale of used vehicles rendered by Prime Prestadora de Servicos S/C Ltda., a company from Localiza's Group.


2. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law and regulations from CVM (the Brazilian Securities Commission). Operating vehicles were classified in property and equipment, regardless of the estimated realization or replacement period, according to CVM requirements, in connection with the accounting practices adopted by its parent company, Localiza Rent a Car S.A.


3. PRINCIPAL ACCOUNTING PRACTICES

(a) Cash and cash equivalents-- Stated at cost plus income to the balance sheet date, when applicable.

(b) Allowance for doubtful accounts-- Recognized in an amount considered sufficient to cover possible losses on the realization of receivables taking into consideration past experience, current financial situation of the Company's clients and past-due notes.

(c) Property and equipment-- Stated at cost, and depreciated on the straight-line basis at annual rates of 20% for vehicles, 20% for EDP equipment and 10% for other items - Note 7.

(d) Indemnities and claims-- The Company recognizes a provision for possible indemnities arising from accidents caused by cars rented to clients, based on the opinion of its legal counsel. The Company does not contract risk insurance policies involving collision damage and theft for most of its fleet. These losses are recorded when incurred.

(e) Income and social contribution taxes-- Calculated taking into consideration tax legislation in force and recognized in net income at its gross amount. When realization is expected in the short and medium terms, the Company recognizes tax credits arising from temporary effects available for offset against future income.

(f) Assets and liabilities subject to monetary restatement-- Assets and liabilities in Brazilian reais and subject to contractual or legal indexation are restated at the balance sheet date through the application of the related index. Gains and losses arising from monetary variations are recognized in income on current basis.

(g) Earnings per share-- Calculated based on the number of shares outstanding at the balance sheet date.

(h) Interest on capital-- Interest paid to shareholders, calculated in accordance with Law No. 9,249/95, was recorded in the Company's books in the statement of income under financial expenses, as determined by tax legislation. Only for the purpose of financial statements' disclosure, interest paid was presented as a charge to retained earnings.

(i) Use of estimates-- The preparation of financial statements requires management to make estimates and assumptions, in its best judgement, that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

(j) Reclassifications-- The financial statements as of December 31, 2000 were reclassified, mainly regarding current and long-term liabilities and operating expenses, for comparison and consistency with the balances as of December 31, 2001.

4. CASH AND CASH EQUIVALENTS

                                              2001          2000
                                             ------        ------

Cash and banks                                1,765           591
Temporary cash investments
    Federal government securities             1,324         4,717
    Bank certificates of deposit              5,054         6,786
                                              -----        ------
                                              8,143        12,094
                                              =====        ======

As of December 31, 2001 and 2000, investments in federal government securities and Bank certificates of deposit referred to short and medium-term investments, negotiable and with high liquidity in the market. All of these investments were remunerated based on CDI (Interbank certificate of deposit).


5. ACCOUNTS RECEIVABLE


                                              2001          2000
                                             ------        ------

Car rentals                                  14,573        12,131
Used car sales                                3,981         2,089
                                             ------        ------
                                             18,554        14,220
Allowance for doubtful accounts              (1,058)         (673)
                                             ------        ------
                                             17,496        13,547
Noncurrent portion                             (737)            -
                                             ------        ------
Current portion                              16,759        13,547
                                             ======        ======


6. ESCROW DEPOSITS

                                                    Company
                                              -------------------
                                               2001          2000
                                              -----         -----
PIS on revenues                                  39            39
PIS on other revenues                            54            22
COFINS on other revenues                        248           102
SEST/SENAT                                      118           118
SAT                                             158           102
 Other                                           12            12
                                               ----          ----
                                                629           395
                                               ====          ====

These deposits were made in connection with pending litigation. Related reserves for contingencies are stated in Note 11, when applicable.

7. PROPERTY AND EQUIPMENT

                                               2001         2000
                                             -------      -------
Acquisition costs-
    Vehicles                                 210,740      175,083
    Computers and peripherals                    382          290
    Other                                        313          147
                                             -------      -------
                                             211,435      175,520
                                             -------      -------
Accumulated depreciation and amortization
    Vehicles                                 (53,404)     (38,692)
    Other                                       (308)        (180)
                                             -------      -------
                                             (53,712)     (38,872)
                                             -------      -------
                                             157,723      136,648
                                             =======      =======


8. LOANS AND FINANCING

As of December 31, 2001, aiming at improving cash management, the Company had "compror" loans indexed to the U.S. dollar, plus average spread of 8.65% p.a., in the principal amounts of US$2,033 thousand, obtained from Brazilian financial institutions, without collaterals and due up to April 2002.

Aiming at protecting against possible losses on these operations, arising from fluctuations of the local currency in relation to the U.S. dollar, the Company performed swap operations, changing the exchange variation plus average spread of 8.65% by the CDI variation, plus annual interest rate of approximately 2.06%.

As of December 31, 2001, unrealized net results from these swap operations accumulated deficit amounting to R$67, recorded in profit and loss. The fair value of these operations approximates book values.

As of December 31, 2001, the aforementioned financing balance, including interest incurred in the period and loss on the referred swap operation, amounted to R$4,812.

The balance of R$4,240, as of December 31, 2000, refer to short-term financing ("compror"), normally contracted under a 15-day period, and are subject to annual restatement based on CDI variation plus annual interest rate of 2.06%. Such financing was obtained with Brazilian financial institutions, with no collateral.

As Total Fleet is a subsidiary of Localiza, it should comply with certain restrictive clauses of the parent company's Senior Notes program. In case the conditions set forth in the program are not met (default), except for some circumstances, these restrictive clauses will limit, among other things, the Companies' capacity to pay dividends above legal minimum limits, and to repurchase shares and make certain payments and investments, if, after these operations, the following events arise: (i) the contractual clauses contained in the Senior Notes program are not complied with, (ii) the Companies are unable to raise further funds due to indices set forth in the Senior Notes contract, and (iii) payments made by the Companies exceed the limits established in the program. Noncompliance with a contractual clause also includes the incapacity of the Companies to comply with certain contractual restrictions of the Senior Notes program. These contractual restrictions include limitations to the capacity of the Companies to (i) incur certain additional indebtedness, (ii) pledge some assets, (iii) carry out certain transactions with related companies, (iv) carry out certain sales and leaseback transactions, and (v) carry out certain transactions involving merger, acquisition and sales of companies. The Company's management understands that all contractual restrictions of the Senior Notes program have been complied with.


9. SUPPLIERS

The balance of R$5,882 (R$8,518 in 2000) as of December 31, 2001, was composed of R$2,015 (R$6,062 in 2000) related to amounts payable due to purchases of vehicles, without charges. The remaining balance refers to other suppliers of maintenance services, parts, rentals and other.


10. SALARIES AND PAYROLL CHARGES




                                              2001           2000
                                            --------       --------

Accrued vacation                                295           252
Provision for employee profit sharing           875           748
INSS (Social Security Contribution)              65            90
FGTS (Severance indemnity fund)                  20            20
Other                                            47            66
                                              -----         -----
                                              1,302         1,176
                                              =====         =====

The Company pays bonuses semi-annually to employees based on results according to their categories and performance evaluations.

11. RESERVE FOR CONTINGENCIES

                                              2001           2000
                                             ------         ------

PIS on revenues                                  39            39
PIS on other revenues                            57            26
COFINS on other revenues                        264           121
ISS on rentals                                  440             -
SEST/SENAT                                      216           146
SAT                                             163           107
Civil                                            50            30
Other                                            33            23
                                              -----          ----
                                              1,262           492
                                              =====          ====

The Company has been challenging the collection of certain taxes in court. Reserves for contingencies were recognized based on the opinion of its legal counsel. The main contingencies are summarized as follows:

        o PIS and COFINS- The Company has been challenging the collection of PIS levied on revenue, as provided for by Provisional Measure No. 1,212/96. It has also been challenging the constitutionality of the collection of PIS and COFINS on other revenues, as provided for by Law No. 9,718/98. The reserve amounts to R$360 (R$186 in 2000), of which R$341 (R$163 in 2000) are deposited in an escrow account.

        o ISS on rentals- Since July 2001, the Company has been challenging the collection of ISS on car rental, since there is no legal provision for the referred collection. The reserve amounts to R$440 as of December 31, 2001.

        o SEST/SENAT, and SAT - The Company is challenging the collection of these contributions on payroll, since it does not carry out commercial or transport activities. Additionally, the Company is challenging the constitutionality of the SAT contribution in court, since such collection is not supported by legal provisions. The reserve amounts to R$379 (R$253 in 2000), of which R$276 (R$220 in 2000) are deposited in an escrow account.


12. INCOME AND SOCIAL CONTRIBUTION TAXES


   (a) Deferred income and social contribution taxes recorded in current assets

Deferred income and social contribution taxes recorded in current assets, under Other current assets, are composed as follows:

                                                           2001        2000
                                                          -----       ------
Deferred taxes arising from-
    Temporary differences in deductibility of reserves-
       Allowance for doubtful accounts                      140         163
                                                           ----        ----
                                                            140         163
                                                           ====        ====

(b) Deferred income and social contribution taxes recorded in noncurrent assets

Deferred income and social contribution taxes recorded in noncurrent assets are as follows:


                                                           2001        2000
                                                          ------      ------
Deferred taxes arising from-
    Temporary differences in deductibility of reserves-
       Reserve for contingencies                             299         112
       Reserve for FGTS - article 22                          55          80
                                                           -----       -----
                                                             354         192
                                                            ====        ====


(c) Income and social contribution taxes - profit and loss' effects


                                                           2001        2000
                                                          ------      ------

Current expenses                                         (13,147)    (15,314)
Tax credits on temporary differences                         139         153
Other                                                          -          22
                                                         --------     ------
                                                         (13,008)    (15,139)
                                                         ========     ======


As of December 31, 2001, income and social contribution taxes payable of 2001, in the amount of R$13,147, are stated net of prepaid taxes under "Recoverable taxes".


(d) Income and Social Contribution taxes -
                  reconciliation of nominal and effective expenses


                                                           2001        2000
                                                          ------      ------

Nominal expense                                          (17,612)    (15,323)
Adjustments to nominal expense-
      Effect of deduction of interest on capital paid      4,352           -
      Other, net                                             252         184
                                                         -------     -------
Effective expense                                        (13,008)    (15,139)
                                                          ======      ======



13. SHAREHOLDERS' EQUITY

As of December 31, 2001 and 2000, subscribed and paid-up capital of R$123,060 (R$112,180 in 2000) is represented by 109,630,000 registered common shares without par value, owned by Localiza.

The Extraordinary Shareholders' Meeting held on December 28, 2001 approved distribution to shareholders pursuant to Law No. 9,249/95, as interest on capital, in the amount of R$12,800. The same Meeting approved the capital increase, in the same amount paid to shareholders as interest on capital, net of withholding income tax, in the amount of R$1,920.

The Company's bylaws provide for the distribution of minimum dividends of 25% of net income, adjusted under the terms of the Law. However, payment of dividends may be reduced or suspended, depending on unanimous decision made by shareholders at an Annual Shareholders' Meeting.

The Annual and Extraordinary Shareholders' Meeting held on April 16, 2001 approved the payment of dividends related to 2000 in the amount of R$10,000.

The allocation of the remaining balance of net income for the year ended December 31, 2001 will be decided at the Annual Shareholders' Meeting.


14. RELATED-PARTY TRANSACTIONS

The main related-party transactions and balances are summarized as follows:
                                             Localiza Rent a Car                                    Prime Prestadora de
                                                     S.A.               Localiza System Ltda.        Servicos S/C Ltda.
                                            ------------------------   ------------------------   ------------------------
                                               2001          2000         2001          2000         2001          2000
                                            -----------   ----------   ----------    ----------   ----------    ----------

Accounts receivable                               188           54            3             4            2             -
Suppliers and other payables                    2,725        1,631            -             -          269           229
Other revenues                                    169            -           49            43           16             -
Direct cost                                     1,606        1,565            -             -            -             -
Advertising and selling expenses                  652         (404)           -             4        3,755         2,319
Administrative expenses                         3,462          147            -             -            -             -

Related-party transactions were carried out at conditions considered by management compatible with market conditions.


15. FINANCIAL INSTRUMENTS

The Company's financial instruments, including derivatives (see Note 8) are recorded in the balance sheet accounts as of December 31, 2001 and 2000, at amounts compatible with market values at those dates. These instruments are managed through operating strategies, aiming at liquidity, profitability and
safety.   The  Company's  control  policy  consists  of  continually   checking
contracted  rates versus the ones  prevailing in the market.  The book value of
these  financial  instruments  equals  to,   approximately,   their  market  or
realizable value at the balance sheet date.


16. SUPPLEMENTARY INFORMATION

Operating vehicles are replaced according to defined parameters of service quality and contractual obligations with clients, so that the Company is able to determine the proper timing to take vehicles off operation, make them available for sale and effectively sell them.

The proceeds from used cars sales account for a significant portion of the revenues and of the inflow of financial funds; it is a source of funds required for settling the Company's financial commitments and for purchasing new vehicles for the Company.

The financial position of the Company is better reflected when operating vehicles are classified in their financial statements considering the Company's operating and financial cycles.

Accordingly, operating vehicles would be classified as current assets, when sales are expected to occur in less than 12 months, and as noncurrent assets, when the vehicle will be sold after this period. The vehicles taken off the fleet and transferred to the points of sale should be classified as vehicles for sale, and the remaining ones as operating vehicles, as current and noncurrent assets, as applicable.

Based on the Company's experience, the realizable value of sold vehicles reflects devaluation and expenses incurred upon sale, equivalent, on average, to 20% of the historical cost of the vehicle for one-year use.

In order to better reflect the Company's financial position, as of December 31, 2001 and 2000, the summarized and reclassified balance sheets as of December 31, 2001 and 2000 are presented, as supplementary information in the Attachment to the Company's financial statements, based on the above-described criteria. The statements included in the Attachment comprise vehicles balances, as follows:


                                              2001           2000
                                             ------         ------

Vehicles for sale
     Cost                                    13,949         5,332
     Accumulated depreciation                (6,408)       (1,959)
                                            -------        ------
                                              7,541         3,373
                                             ======        ======
Operating vehicles
     Cost                                   196,791       169,751
     Accumulated depreciation               (46,996)      (36,733)
                                           --------      --------
                                            149,795       133,018
     (-) Current assets                     (44,392)      (45,318)
                                           --------      --------
     Noncurrent assets                      105,403        87,700
                                            =======       =======


17. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used.

                                                                     ATTACHMENT

                                TOTAL FLEET S.A.

                   SUMMARIZED AND RECLASSIFIED BALANCE SHEETS
                           DECEMBER 31, 2001 AND 2000

                      (Note 16 to the financial statements)
                        (In thousands of Brazilian reais)


                                  A S S E T S

                                                         2001         2000
                                                        ------       ------
Current assets:
    Vehicles for sale                                    7,541        3,373
    Operating vehicles                                  44,392       45,318
    Other                                               28,904       25,983
                                                       -------      -------
                                                        80,837       74,674
                                                       -------      -------

Noncurrent assets:
    Operating vehicles                                 105,403       87,700
    Other                                                1,720          587
                                                       -------      -------
                                                       107,123       88,287
                                                       -------      -------

Permanent assets                                           387          257
                                                       -------      -------
        Total assets                                   188,347      163,218
                                                       =======      =======



     L I A B I L I T I E S  A N D  S H A R E  H O L D E R S'  E Q U I T Y


                                                         2001         2000
                                                        ------       ------

Current liabilities                                     15,162       17,164
                                                       -------      -------

Long-term liabilities                                    1,396        1,136
                                                       -------      -------

Shareholders' equity                                   171,789      144,918
                                                       -------      -------
        Total liabilities and shareholders' equity     188,347      163,218
                                                       =======      =======




                              * * * * * * * * * *

                                 TOTAL FLEET S.A
                               (wholly subsidiary)

                           CNPJ/MF: 02.286.479/0001-08
                               NIRE: 3130001301-4

       Minute of the Extraordinary General Meeting as of December 28 2001

Date, time, place: December 28 2001, at 10:00 o'clock, at the Company's headquarter located at Av. Bernardo Monteiro, No.: 1563, in the city of Belo Horizonte, State of MG.

Attendance: with the shareholders representing the totality of the capital stock, whereas: LOCALIZA RENT A CAR S.A., represented by its directors, Mr. Jose Salim Mattar Junior and Flavio Brandao Resende.

Head: Antonio Claudio Brandao Resende, President, Eugenio Pacelli Mattar, Secretary.

Call: the previous call was waived, in face of what is stated on paragraph 4, of article 124, of the law no. 6.404/76.

Issues: (i) To deliberate over the interest credit to the shareholder LOCALIZA RENT A CAR S.A., as remuneration over own capital, calculated over the net equity accounts; (ii) to deliberate over the capitalization of remunerative credits over own capital established at the current date, with the consequent amendment of article 5, of the Bylaws; (iii) to deliberate over the consolidation of the Bylaws, changed by the deliberations held herein.

Unanimous deliberations: (i) It was unanimously approved the remuneration to the shareholder LOCALIZA RENT A CAR S.A., by the appliance of the article 9 of the law 9.249/95 and its amendments inserted by the article 78 of the law 9.430/96, as interest over its own capital, in the total amount of R$12.800.000,00 (twelve million and eight hundred thousand reais), wheres, net of withholding tax, is equivalent to R$1.920.000,00 (one million, nine hundred and twenty thousand reais), which shall be credit at the current date;

(ii) It was approved, with no restrictions, the capitalization of the amounts credit at the current date, as remuneration over its own capital, in the amount of R$10.880.000,00 (tem million, eight hundred and eighty thousand reais), with no issuance of new shares, in accordance to what is stated in the paragraph 1 of the article 169 of the law Lei 6.404/76.

Therefore, the article 5, of the Bylaws shall then have the following content:

"Article 5 - The capital of the company is of R$123.060.000,00 (one hundred and twenty three million and sixty thousand reais), divided in 109.630.000 (one hundred and nine million, six hundred and thirty thousand) nominative ordinary shares, with no nominal value."

(iii)  After  the  conclusion  of  the  amendment  deliberated  herewith,   the
consolidation of the Bylaws was then read and approved, which shall be registered at the Board of Trade department of the State of Minas Gerais, separately from the hereof minute of Extraordinary General Meeting, for its legal purposes.

Closing and writing up of the minute: With no further deliberation to be held, conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc. Reopened the session, the hereof minute was read, checked and signed.

Belo Horizonte, December 28 2001


We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.



 ------------------------------------        ----------------------------------
    Antonio Claudio Brandao Resende                Eugenio Pacelli Mattar
              President                                   Secretary


Attendant shareholder:

P. LOCALIZA RENT A CAR S.A.



-------------------------------------        ----------------------------------
      Jose Salim Mattar Junior                     Flavio Brandao Resende
          Diretor President                        Director Vice-President


                              * * * * * * * * * *

                               TOTAL FLEET S.A.

                          CNPJ/MF: 02.286.479/0001-08

                               NIRE: 3130001301-4

  MINUTE OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING AS OF APRIL 30 2002

Date, time, place: April 30, 2002, at 14 o'clock, at the Company's headquarter located at Av. Bernardo Monteiro, No.: 1563, in the city of Belo Horizonte, State of MG.

Attendance: Shareholders representing the totality of the Capital Stock, whereas: LOCALIZA RENT A CAR S.A., represented by its directors Mr. Jose Salim Mattar Junior and Flavio Brandao Resende.

Head: President: Antonio Claudio Brandao Resende; Secretary: Eugenio Pacelli Mattar.

Call: the previous call was waived in accordance to Paragraph 4, article 124, of the Law 6.404/76.

Issue: (i) To destitute the current members of the Board of Directors; (ii) to elect and install the new Board of Directors; (iii) To approve the Administration's report, the balance statements, the income statement, the statement of changes in shareholder's equity, and the statement of changes in financial position as of the fiscal year 2001; (iv) to deliberate over the proposal for profit destination, as of the year ended 2001, adjusted in accordance to the law, as stated in the article 192, of the law 6.404/76.

Unanimous deliberations: (i), (ii) After being dismissed from their position at the current date, the Board od Directors were then reelected and installed, also herewith, for the exercise of their mandate, for the lapse of time between this General Meeting and the Ordinary General Meeting to take place in 2003, in accordance to what is stated in the Bylaws, whereas:

- For the position of Director President, Mr. JOSE SALIM MATTAR JUNIOR, Brazilian, judicial separated, businessman, with an ID no.: M-1.653.965 SSP/MG, and CPF: 071.823.766-87, domiciled at Pirapetinga street, no. 537, apartment 2001, Serra, Belo Horizonte - MG;
- For the position of Director Vice-President, Mr. ANTONIO CLAUDIO BRANDAO RESENDE, Brazilian, married, businessman, with an ID no.: M-578.679 SSP/MG, and
CPF: 076.364.666-00, domiciled at Aldo Casilo Street, n(0)21, in the District of Mangabeiras, Belo Horizonte-MG;
- For the position of the Director Vice-President, Mr. EUGENIO PACELLI MATTAR, Brazilian, judicial separated, businessman, with an ID no.: MG-4.491, and CPF:
130.057.586-72, domiciled at Santa Maria de Itabira, 211, apartment 1300, Sion District, BeloHorizonte-MG
- For the position of the Director Vice-President, Mr. FLAVIO BRANDAO RESENDE, Brazilian, not married, businessman, with an ID no.: M-4.661, and CPF:
186.119.316-53, domiciled at Bahia Street, 2.577, apartment 6010, Lourdes District, BeloHorizonte-MG

(iii) submit to deliberation and formally approved, with no restrictions, financial statements as of the fiscal year ended December 31 2001, composed by the balance statements, the statements on net income, the statements of changes in stockholder's equity and of the statements of changes in financial position, all published in accordance to article 289 of the law 6.404/76, in a prior date to the hereof session, as stated in articles 133, paragraph 4, and 134, paragraph 3, of the law Lei 6.404/76; It was also formally approved the Administration report, which content was transcript together with the published balance statements.

(iv) continuing with the work, the shareholder of the company decided to credit the balance of net income of the fiscal year ended December 31 2001, adjusted in accordance to the law, to the accumulated profit account.

Closing and writing up of the minute: With no further deliberation to be held, conceded to anybody who wanted to do so, the right to speak, and, since nobody did so, the session was then closed, and the herein minute was plough in a magnetic disc.
Reopened the session, the hereof minute was read, checked and signed.

Attendant shareholder: LOCALIZA RENT A CAR S.A., represented by its directors Mr. Jose Salim Mattar Junior and Flavio Brandao Resende.

We hereof certify that the current minute is a faithful copy of the original one, plough in its proper book.

                         Belo Horizonte, April 30, 2002


                        Antonio Claudio Brandao Resende
                                   President


                             Eugenio Pacelli Mattar
                                   Secretary

                              * * * * * * * * * *